Mail Stop 6010

January 22, 2008

Brian L. Schorr, Esq.
Executive Vice President
and Chief Legal Officer
Trian Acquisition I Corp.
280 Park Avenue, 41st Floor
New York, New York 10017

> **Re:** **Trian Acquisition I Corp.**
> **Registration Statement on Form S-1**
> **Amendment No. 5**
> **Filed January 16, 2008**
> **File No. 333-147094**

Dear Mr. Schorr:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors, page 29
Risks Related to Our Structure, page 29

1.   It appears that stockholders other than public stockholders may vote to extend the time to consummate a business combination to up to 30 months. Please disclose as a risk factor how public stockholders may not control the issue of extension because others may vote on the matter due to existing shareholdings or subsequent security issuances. Also, if the provision is unlike terms of typical blank check firm commitment offerings, please highlight this difference in the

risk factor caption and explain the reasons for and effects of the difference in the risk factor text.

Conversion rights, page 77

2.   Please expand the addition you made to this section so that investors can understand the material implications of it.

Extension of time, page 106

3.   In the second paragraph, you state that the result of the vote for extension is based on the majority of outstanding shares. In the fourth paragraph, you state that the result is based on the number shares voted. Please reconcile here and throughout your document.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

        We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

   Please contact Gabriel Eckstein at (202) 551-3286 or me at (202) 551-3617 with any questions.

                Sincerely,

                Russell Mancuso
                Branch Chief

cc: John C. Kennedy, Esq.
   Paul, Weiss, Rifkind, Wharton & Garrison LLP